ISLAND BREEZE INTERNATIONAL, INC.
211 Benigno Blvd., Ste# 201
Bellmawr, NJ 08031
856.931.1505

August 26, 2011

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  SEC Comment Letter to Island Breeze International, Inc., Dated July 29, 2011

Dear Mr. Vaughn,

Pursuant to your comment letter dated July 29, 2011, I have reviewed and/or researched each comment and provided below a response as requested.

Comment #1 – re: Consolidated Statement of Operations, page F-4

The assets in question (our vessel named mv Casino Royale and associated gaming, entertainment equipment and furniture) was purchased by Island Breeze International, Inc.(the “Company”) to place in service upon the closing of capital resources necessary to fully renovate the vessel and place into operations at a to be determine port in the U.S..  However, due to market conditions, management determined this plan of action was not economically beneficial.  The vessel was never placed into operation or brought to a standard to consider placing into operation.  Thus, management committed to actively seek buyers in an effort to sell the assets.  Therefore, IAW FASB ASC 360-10-45-9, company classified assets as “Long Lived Assets Classified As Held For Sale”.

By definition, “non-operating expenses and losses” include expense and loss accounts that are due to transactions other than the primary operations of the company to include but not limited to interest expense, loss on sale of securities, loss on sale of buildings, as well as the loss on sale of machinery and equipment.

It is the opinion of the Company and our auditors that classifying the “impairment of vessel and equipment” and the “loss on sale of equipment” as non-operating expenses properly represented management’s intentions with regards to not placing the assets in service.

Comment #2 – re: Property and Equipment, page F-13

The Company (and auditors) established the useful life schedule for the vessel and vessel improvements based upon the perceived standard life schedule established by the commercial passenger vessels industry.  Other public companies that operate commercial passenger vessels (i.e. Carnival Cruise Lines) have utilized the useful life schedule denoted below:

Ships	30
Ship improvements	3-28
Buildings and improvements	5-35
Computer hardware and software	3-7
Transportation equipment and other	2-20

I request further clarification regarding your reference to FASB ASC 360-10-35-3 and 360-10-35-4 to determine the useful lives of the vessel and improvements, as we understand these paragraphs provide guidance on the concept of depreciation of an asset (once placed in service) but does not provide lucid guidance to determine its useful life.

Comment #3 – re: Gaming, Entertainment Equipment and Furniture Not in Use, page F-18

During the due diligence period prior to the purchase of the mv Casino Royale, the Company received vendor invoices which established the cost basis for most of the gaming, entertainment equipment and furniture assets onboard the vessel.  Although, a significant portion of the assets were considered in new or almost new condition, the Company thought it was in its best interest to take a conservative approach and carry the assets at what the Company would pay to acquire the assets in an orderly liquidation, versus fair market value less the cost to sell which would require a higher book value.

Comment #4 – re: Gaming, Entertainment Equipment and Furniture Not in Use, page F-18

The loss recorded on the sale of certain gaming, entertainment and furniture assets was due primarily to the following factors:
1) the Company was in a decreased cash flow position and needed to raise cash on an expedited basis; and
2) the Company realigned its business focus and the equipment sold was no longer essential to its planned operations.

The quick sale of the assets generated a sale price which was not necessarily indicative of a sale price that could have been achieved if the Company had engaged in an active sell program with several interested buyers.  Instead, the Company contacted one buyer and settled on a quick close price which was below fair market value less the cost to sell the assets.

No formal impairment analysis was performed on the remaining assets however, the Company did make the decision to lower the recoverable value of the assets to a level at which we would expect to receive such value if we were to again engage in a quick sale of those assets.  The quick sale value was determined through conversation with vendors and buyers of such assets in our industry.

Comment #5 – re: Asset Held for Sale, Page F-18

The mv Casino Royale was purchased by the Company on May 23, 2008.  For the years ending December 31, 2008 and 2009, the vessel was classified on the Company’s balance sheet (as filed in our Form 10-K for those respective periods) as “Vessel under renovation – mv Casino Royale”.  The asset value was determined by the actual cost to purchase the vessel plus any additional carrying costs which, at the time we believe was below fair market value of similar vessels available for purchase.

Due to increasing carrying costs and our revised analysis of the economic benefits and cost to place the vessel into operations, the Company decided to sell the vessel.  On or about March 1, 2010, management began to actively seek a buyer for the vessel.  Unfortunately, due to global economic conditions, the Company had limited interest from buyers that were willing to pay cash for the vessel versus the Company carry a long-term debenture.  On May 7, 2010, the Company settled for an all cash sale that was below fair market value and incurred a loss on the sale.

The asset was reclassified as an “Asset held for sale” on subsequent company filings, which includes its 2010 Form 10-K as filed on April 15, 2011.  For ease of shareholder comparison and under the guidance of our auditors, the asset classification on the 2010 Form 10-K balance sheet was revised for the period ending December 31, 2009 as an “Asset held for sale”.

Comment #6 – re: Asset Held for Sale, page F-18

The Company has engaged on two occasions, a qualified independent marine appraiser, to perform an appraisal on the mv Island Breeze.  The appraiser, Dufour, Laskay and Strouse, Inc., provided an appraisal that included the opinion of vessel valuation at Fair Market Value, Orderly Liquidation Value and Estimated Fair Market Value Upon Completion of Refurbishment Excluding Gaming Equipment.  The Company has utilized this third party information to confirm the book value of the mv Island Breeze.

Comment #7 – re: Notes and Loans Payable, page F-19

The Company has reviewed in detail FASB ASC 850-10-50, as well as researched filings of various public companies with regards to the format of this disclosure.  While the Company understands there is always room to improve and refine its disclosures so as to ensure its shareholders receive the most accurate information, the Company believes its current format meets the intent of the disclosure requirements under 850-10-50.  However, in an effort to ensure our shareholders are presented with the most accurate and easy to understand financial information, I request further clarification with regards to specific format changes that will make this disclosure more in line with your reference to 850-10-50 upon which, the Company will provide a sample of our proposed revised disclosure and include in all future filings.

Comment #8 – re: Related Party Transactions, page F-25

The Company understands this staff comment and will revise future filings to provide all disclosures required by FASB ASC 850-10-50.

Comment #9 – re: Controls and Procedures, page 32

Part I, Item 4. Controls and Procedures, of the Company’s recent Form 10-Q as filed on August 11, 2011, was amended as follows:

Evaluation of Disclosure Controls and Procedures

We have adopted and maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods required under the SEC's rules and forms and that the information is gathered and communicated to our management, including our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), as appropriate, to allow for timely decisions regarding required disclosure.

Our Chief Executive Officer, and our Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2011 as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of June 30, 2011, our Chief Executive Officer, and our Chief Financial Officer, concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be declared by us in reports that we file with or submit to the SEC is (1) recorded, processed, summarized, and reported within the periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.  There was no change in our internal control over financial reporting that occurred during the fiscal quarter ended June 30, 2011  that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting and therefore no corrective actions were taken.

In furtherance, the Company acknowledges the following:

1)  the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

2) changes to disclosures made by the Company in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in response to this letter please contact me via email at SteveW@Islandbreezeinternational.com or via telephone at 856.931.1505.

Best regards,

/s/ Steven Weismann
Steven Weismann
CFO
Island Breeze International, Inc.